File No. 070-10145

(Withdrawal of Application)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1

AMENDMENT NO. 1

APPLICATION FOR ORDER DECLARING DYNEGY INC. IS NOT A SUBSIDIARY COMPANY
UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Dynegy Inc.
1000 Louisiana
Suite 5800
Houston, Texas 77002

(Name of company filing this statement and address of principal executive offices)

None

(Name of top registered holding company parent of each applicant or declarant)

Alisa B. Johnson
Group General Counsel – Governmental Affairs
Dynegy Inc.
1000 Louisiana
Suite 5800
Houston, Texas 77002

(Names and addresses of agent for service)

The Commission is also requested to send copies
of any communications in connection with this matter to:

Adam Wenner
Chadbourne & Parke LLP
1200 New Hampshire Ave., N.W.
Washington, D.C. 20036

APPLICATION FOR ORDER DECLARING DYNEGY INC. IS NOT A SUBSIDIARY COMPANY
UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                   The request for an order declaring that Dynegy Inc.[1] (“Dynegy” or “Applicant”) is not a subsidiary company of ChevronTexaco Corporation (“ChevronTexaco”) under the Act arose as the result of the February 2000 merger of Dynegy with Illinova Corporation, an Illinois corporation (“Illinova”), the parent company of Illinois Power Company (“Illinois Power”).

                   Section 2(a)(8) of the Public Utility Holding Company Act of 1935 (the “Act”) defines a “subsidiary company” of a specified holding company as:

                     (A)      any company 10 per centum or more of the outstanding voting securities of which are directly or indirectly owned, controlled, or held with power to vote, by such holding company (or by a company that is a subsidiary company of such holding company by virtue of this clause or clause (B)), unless the Commission, as hereinafter provided, by order declares such company not to be a subsidiary company of such holding company; and

                     (B)       any person the management or policies of which the Commission, after notice and opportunity for hearing, determines to be subject to a controlling influence, directly or indirectly, by such holding company (either alone or pursuant to an arrangement or understanding with one or more other persons) so as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that such person be subject to the obligations, duties, and liabilities imposed in this title upon subsidiary companies of holding companies.

Section 2(a)(8) further provides:

The Commission, upon application, shall by order declare that a company is not a subsidiary company of a specified holding company under clause (A) if the Commission finds that (i) the applicant is not controlled, directly or indirectly, by such holding company (either alone or pursuant to an arrangement or understanding with one or more other persons) either through one or more intermediary persons or by any means or device whatsoever, (ii) the applicant is not an intermediary company through which such control of another company is exercised, and (iii) the management or policies of the applicant are not subject to a controlling influence, directly or indirectly, by such holding

1	Pursuant to Rule 10, this application is deemed to be filed on behalf of Dynegy and all of its subsidiary companies.

company (either alone or pursuant to an arrangement or understanding with one or more other persons) so as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that the applicant be subject to the obligations, duties, and liabilities imposed in this title upon subsidiary companies of holding companies.

                   In its original application, Dynegy requested the Commission to declare that it is not a subsidiary company of ChevronTexaco. However, on September 30, 2004, Ameren Corporation acquired from Illinova 100 percent of the outstanding common shares and approximately 73 percent of the preferred shares of Illinois Power. As a result, none of Dynegy or its subsidiary companies is a holding company or a subsidiary company of a holding company within the meaning of the Act. As a result, Dynegy respectfully withdraws its application for a declaration pursuant to Section 2(a)(8) of the Act that it is not a subsidiary company of ChevronTexaco.

SIGNATURE

                   Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

DYNEGY INC.
By:	/s/ Carol F. Graebner Carol F. Graebner Executive Vice President & General Counsel

Date: October 20, 2004 2